UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Micro Focus Share Buy-back Programme, dated 17 July 2019

Micro Focus International plc

17 July 2019

Share buy-back programme

Micro Focus International plc (the "Company") today announces the commencement of a new share buy-back programme (the "Programme") with an initial tranche of up to $200 million. The Programme will be effected in accordance with the terms of the authority granted by shareholders at the 2019 AGM and the Listing Rules.  Any ordinary shares of the Company (the "Shares") purchased will be held in treasury.

The Company has entered into an agreement with Citigroup Global Markets Limited ("Citi") to conduct the Programme, pursuant to instructions to Citi to make trading decisions independently of the Company. These instructions will commence on 17 July 2019 and will end no later than close of dealings in London on 23 October 2019 unless Citi or the Company choose to terminate the agreement (the "Engagement Period"). The Company may determine it wishes to extend the buy-back programme and, if so, a further announcement will be made at a later date.

As with previous buy-back programmes, in addition to purchasing ordinary shares on the London Stock Exchange Citi may also purchase shares on CBOE Europe Equities and (with the involvement of a licensed US broker as necessary) acquire American Depository Receipts representing ordinary shares ("ADRs") listed on the New York Stock Exchange which it will cancel for the underlying shares and then sell such shares to the Company, under the Programme. Citi's acquisition of ordinary shares will be undertaken in compliance with the price and volume thresholds set out in Regulation No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and regulations promulgated thereunder ("MAR"). Citi's additional acquisition of ADRs will be undertaken in compliance with the provisions of clauses (b)(2), (b)(3), (b)(4) and (c) of Rule 10b-18 under the Securities Exchange Act of 1934.

Any buy-back of the Shares by the Company pursuant to the Programme will be effected on the London Stock Exchange in accordance with the authority granted by shareholders at the 2019 AGM and Chapter 12 of the UKLA Listing Rules. The market will be notified in accordance with those rules if and when purchases are made by the Company.

Enquiries:

Micro Focus                                                                      Tel: +44 (0) 1635 565 200

Kevin Loosemore, Executive Chairman

Stephen Murdoch, Chief Executive Officer

Brian McArthur-Muscroft, Chief Financial Officer

Ben Donnelly, IR Manager

Brunswick	Tel: +44 (0) 20 7404 5959
Sarah West	MicroFocus@brunswickgroup.com
Jonathan Glass
Craig Breheny

Note to editors
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is one of the world's leading enterprise software companies, with over 40,000 customers globally who rely on us to modernise and protect their existing technology. Micro Focus helps organizations run and transform their business. Driven by customer-centric innovation, our software provides the critical tools they need to build, operate, secure, and analyse the enterprise. By design, these tools bridge the gap between existing and emerging technologies-enabling faster innovation, with less risk, in the race to digital transformation.

For more information, please go to https://investors.microfocus.com/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 17 July 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer